Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 1 DATED MAY 3, 2007
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”). The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this supplement are as follows:

A.	To provide an update on the status of our current public offering; and

B.	To provide information regarding the price at which we issue shares in this offering and redeem shares under our share redemption program.

A. Status of our Current Public Offering

As of April 27, 2007, we had received gross proceeds of approximately $534.3 million from the sale of approximately 51.6 million of our common shares in our current public offering, including approximately $16.0 million relating to approximately 1.6 million shares issued under our dividend reinvestment plan. As of April 27, 2007, approximately $1,481.7 million in shares remained available for sale pursuant to the offering, exclusive of approximately $184.0 million in shares available under our dividend reinvestment plan.

B. Offering Price and Redemption Price Increase

As described in the Prospectus, our board of directors may in its discretion from time to time change the offering price of our common shares and, therefore, the number of shares being offered in this offering. Our board of directors has approved an increase to the offering price, the price at which we intend to issue shares under our dividend reinvestment plan and the price at which we intend to redeem shares under our share redemption program. These prices will be increased as follows:

•	Effective July 1, 2007, we will offer shares to the public pursuant to this offering at a price of $10.58 per share.

•	Effective July 1, 2007, participants in our dividend reinvestment plan will acquire shares at a fixed price of $10.05 per share rather than at the current price of $9.88 per share. Therefore, we expect that shares issued under the plan in connection with distributions previously declared for April and May 2007, and (if declared) June 2007, which will be aggregated and paid in July 2007, will be issued at this revised price of $10.05 per share

•	Effective July 1, 2007, shares redeemed under our share redemption program will be redeemed at a price of $9.52 per share rather than at our current redemption price of $9.36 per share.

The determination of these prices by our board of directors is subjective and was primarily based on (i) the estimated per-share net asset value of the Company as determined by our management, plus (ii), in the case of our offering price, the commissions, dealer manager fee and estimated costs associated with our offering. Our management estimated the per-share net asset value of the Company using appraised values of our real estate assets as of March 31, 2007 which were determined by independent third party appraisers, as well as estimates of the values of our other assets and liabilities as of December 31, 2006, and then making various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2006 and July 1, 2007. In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

Both our real estate appraisals and the methodology utilized by our management in estimating our per-share net asset value were based on a number of assumptions and estimates which may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to our estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise. Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The offering price and the redemption price may not be indicative of the price our shareholders would receive if our shares were actively traded or if we were liquidated. Moreover, since the estimated per-share net asset value of the Company was increased by certain fees and costs associated with this offering in connection with setting the new offering price of our shares, the proceeds received from a liquidation of our assets would likely be substantially less than the offering price of our shares.

Our last offering price change occurred in June 2006, and our board of directors declared an increased per-share distribution amount in July 2006. Although our management and board of directors review and assess our per-share distribution amount on a periodic basis, our management currently expects that we will not increase our current per-share distribution amount in the near term notwithstanding the offering price increase described above. Therefore, investors should not expect an increased per-share distribution amount in July 2007 when the new offering price goes into effect.

Except for the price at which we will issue our shares under this offering and, therefore, the number of shares being offered by the Prospectus, no other terms of the offering described in the “Plan of Distribution” section of the Prospectus have changed.